EXHIBIT 12.1
STATEMENT REGARDING COMPUTATION
OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Year Ended December 31

	2000	2001	2002	2003	2004

	(dollars in thousands)
Earnings:
Income from continuing operations before extraordinary items(1)	$58,518	$53,785	$61,485	$74,513	$84,873
Fixed charges	38,866	34,644	44,644	59,833	76,824
Capitalized interest	(3,079)	(841)	(170)	(1,535)	(875)
Equity (earnings) losses in less than 50% owned subsidiary	(318)	(332)	(15)	(270)	0

Earnings	$93,987	$87,256	$105,944	$132,541	$160,822

Fixed charges:
Interest expense(2)	$34,622	$32,028	$42,101	$55,377	$72,556
Capitalized interest	3,079	841	170	1,535	875
Amortization of loan expenses	1,165	1,775	2,373	2,921	3,393

Fixed charges	$38,866	$34,644	$44,644	$59,833	$76,824

Consolidated ratio of earnings to fixed charges	2.42	2.52	2.37	2.22	2.09

(1) Effective January 1, 2003, in accordance with FASB Statement No. 145, we reclassified the losses on extinguishments of debt in 2001 and 2002 to income from continuing operations rather than as extraordinary items as previously required under FASB Statement No. 4.

(2) For purposes of this statement, interest expense consists of interest on all indebtedness including amounts allocated to discontinued operations, in accordance with FASB Statement No. 144.